FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

Golden Summit Exploration Program Update:

Strike Extension of Veins Confirmed

November 1st, 2005, Vancouver, BC. Freegold Ventures Limited (“Freegold”) reports that it has recently completed a 1,270-foot trenching program at its Golden Summit property near Fairbanks, Alaska. A series of six trenches were located in an area approximately 400 to 1,400 feet to the south of the Cleary Hill Mine, the largest historical mine on the property, which produced 281,000 ounces of gold between 1908 and 1942 at an average grade of 1.3 oz/ton. The trenching program was designed to provide in-fill and strike extension information on a 1,000 foot wide zone on the property that has the potential to generate bulk tonnage mineralization. Earlier programs conducted between 2000 and 2004 successfully identified the presence of 17 mineralized veins, quartz stockworks and silicified shear zones in this area whose geometry is such that they represent an attractive bulk-tonnage exploration target.

The current trenching program has also successfully extended the strike length of the high-grade Wackwitz vein (an 18 inch quartz vein with grab samples of 2.9, 3.2 and 12.5 oz/ton) that was encountered at surface in the 2002 trenching program.

All of the historical lode gold production from Golden Summit (in excess of 500,000 ounces with an average grade in excess of 1 oz/ton) has come from higher-grade veins. The Fort Knox Gold mine, Alaska’s largest gold mine, is located less than 5 miles from the property. The Fort Knox Mine currently processes reserve grade ore of 0.026 oz/ton gold through its 40,000 ton per day mill.

Both high grade and bulk-tonnage target models were investigated in the recently completed trenching program. A single hole in 2000 (CHD00-1) drilled to the south of the Cleary Hill Mine area intersected previously unknown veins and shear zones.  The hole returned average assay values of 0.02 oz/ton over its entire 984 foot length. Higher grade zones near surface included 294 feet grading 0.04 oz/ton (from 116 to 410 feet). Subsequent surface trenching in 2002 directly above hole CHD00-1 encountered similar styles and grades of mineralization, with channel samples across the 656 foot trench (CU02-4/5/6) averaging 0.015 oz/ton.  Drilling in the zone continued in early 2003, with three holes drilled above and below hole CDH00-1 testing the width and dip of the vein swarm encountered in trenching.  The best bulk-tonnage interval from this drilling was 408.5 feet grading 0.03 oz/ton (from 41 feet to end of hole at 449.5 feet).

The strike extent of this zone remains relatively untested with only one 400 foot step out trench (CU02-3) located 550 feet to the east (average grade 0.015 oz/ton over the entire trench) indicating the possible continuation of mineralization along strike. One of the six trenches in the current program was located between CU02-4/5/6 and CU02-3 to test continuity of mineralization between the 550 foot strike identified by the 2002 trenching program.

The remaining five trenches were designed to expand the eastern strike extension of the zone, and test the continuity of the high grade Wackwitz vein. The Wackwitz vein was initially encountered in trench CU02-4/5/6. The shear hosting the Wackwitz vein returned 5 feet grading 0.34 oz/ton with a grab sample of the vein material returning 0.92 oz/ton.  Trench CU02-3, also encountered the Wackwitz vein 550 feet to the east with abundant coarse visible gold over a 1.5 foot width. Grab samples returned values as high as 12.5 oz/ton. The current program has successfully extended the strike extension of the Wackwitz vein an additional 230 feet to the east. Thirty feet of trenching was conducted along strike of the vein, which varied in width between 6 inches and 2 feet. Small flakes of native gold were noted at several points along its length.

A total of 248 rock chip samples were collected using a 1.5 foot sample interval taken along the centre of the trench floor.  Sampling along the strike of the Wackwitz generated 9 chip samples using 5 foot spacing. An additional 31 grab samples were also taken from selected veins. Assays from this program are expected to be reported by the end of November.

The Qualified Person for this release is Curt Freeman, P. Geo., M. Sc., Geologist

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company which is actively exploring and developing advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF

On behalf of the Board of Directors

For further information:

Investor Relations:

1.800.667.1870

 2303 West 41st Avenue, Vancouver, BC

www.freegoldventures.com

“Steve Manz”

Steve Manz

President

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER
This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission